

AgWiki is where farmers, and all those who produce food worldwide, can connect, build relationships, and share information to grow more food with less impact on the environment.

Our Product

- Created based on a successful business platform designed to share research information with farmers while building relationships with peers

- Delaware C-Corp

- Current product developed in 2020
  - Web and App based

- Currently AgWiki is involved in an SEC regulated crowdfunding initiative with StartEngine
  - Investment in the company is a means of acquiring company stock

AgWiki is an Active Online Resource

- Connects a global community of food/fiber producers
  - Farmers
  - Ranchers
  - Gardeners
  - Agronomists
  - Researchers
  - Nutritionists
  - Urban/Rooftop
  - Vertical Farming

Customizing the AgWiki Experience

- Choose from over 140 TOPICS to show in your FEED
  - All Crops
  - Environmental Issues
  - Government/Policy Related
- Engage in GROUP discussions
  - Covid 19
  - Cellular Meat
  - Hemp
  - Gardening
  - Sustainability
- Education
  - 100+ videos covering multiple aspects of food/fiber production, water/soil conservation, etc.
- Commodity, Weather, Bookmarks, People

INVEST NOW!

AgWiki Opportunity

- How food is grown and raised is key element of the global discussion on food and nutrition
  - Social good: AgWiki helps disseminate crucial environmental and agronomic information that could potentially have huge impacts on food production everywhere
- Nearly 570 million farmers exist globally
- 28% of the global population work in the food industry
- 3-Elements of Revenue
  - User fees
  - Online classes and collaboration
  - Advertising – general and targeted





John M. LaRose Sr.
Chairman / CFO



John M. LaRose Jr..
President / Vice Chairman



Randy P. Krotz
Chief Executive Officer



Caitlin Schlichting
Marketing Director



Tim Detmer
Revenue Optimization



Chris Feix
UX Designer



Brandon Lance
Digital Production



Robert B. Dellenbach
Attorney



Brian Schlichting
User Acquisition



Randy McWilson
Video Production

Traction

- 105,000 articles posted

- Over 3000 current users

- Thought Leader Program – 10 Farmers/Ranchers from around the globe to partner with AgWiki to create content and engage users

- Currently 7 advertising partners – system testing and content creation

- 35 GROUPS have been established on AgWiki

- Food producers in 19 countries are part of AgWiki

- StartEngine Campaign
  - 240 investors



AgWiki - Next Steps

- Continued development of platform
  - Improve App functionality
  - Heighten engagement between users
  - Expand our current Education program
- Grow User Base
  - Expand targeted audiences
    - Regional and International Farm/Trade organization
    - Academics, Nutritionists, Agronomists
- Corporate Partnerships
  - GROUP Sponsorship and Advertising




Together we can solve the world's food problems.